As filed with the Securities and Exchange Commission on September 22, 1995


                                                               File No. 33-77698

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 AMENDMENT NO. 6


                                 CITIZENS, INC.
            (Exact name of registration as specified in its charter)

                                    Colorado
         (State or other jurisdiction of incorporation or organization)

                                   84-0755371
                     (I.R.S. Employer Identification Number)

                             400 East Anderson Lane
                      Austin, Texas 78752 - (512) 837-7100
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 Mark A. Oliver
                   Vice President and Chief Financial Officer
                             400 East Anderson Lane
                      Austin, Texas 78752 - (512) 837-7100
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                              Reid A. Godbolt, Esq.
                              Jones & Keller, P.C.
                            1625 Broadway, Suite 1600
                             Denver, Colorado 80202

              Approximate date of commencement of proposed sale to the public: as soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================
                              Amount              Proposed maximum        Proposed maximum           Amount of
Title of each class           to be               aggregate price         aggregate offering         Registration
to be registered              Registered(a)       per share(b)                 price                   fee(c)
- -----------------------------------------------------------------------------------------------------------------
Class A
Common Stock,
No par value                  6,099,657              $ 8.00               $48,797,256               $    21,656
=================================================================================================================

(a) With this Amendment No. 5, the amount to be registered is reduced from 6,295,981 shares to 6,099,657 shares.

(b) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(c) Previously paid.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 CITIZENS, INC.
                       Registration Statement on Form S-3

                              CROSS REFERENCE SHEET

                    Pursuant to Item 501(b) of Regulation S-K

Item No.                       Form S-3 Caption                        Prospectus Caption
- --------                       ----------------                        ------------------
Item 1.                    Forepart of the Registration                Forepart of Registration Statement;
                           Statement and Outside Front Cover           Outside Front Cover Page of Prospectus
                           Page of Prospectus.

Item 2.                    Inside Front and Outside Back               Inside Front and Back Cover Pages of
                           Cover Pages of Prospectus.                  Prospectus

Item 3.                    Summary Information, Risk Factors           Risk Factors; The Company
                           and Ratio of Earnings to Fixed
                           Charges.

Item 4.                    Use of Proceeds.                            Not Applicable

Item 5.                    Determination of Offering Price.            Not Applicable

Item 6.                    Dilution.                                   Not Applicable

Item 7.                    Selling Security Holders.                   Selling Shareholders

Item 8.                    Plan of Distribution.                       Plan of Distribution

Item 9.                    Description of Securities to be             Not Applicable
                           Registered.

Item 10.                   Interests of Named Experts and              Not Applicable
                           Counsel.

Item 11.                   Material Changes.                            Not Applicable

Item 12.                   Incorporation of Certain                    Incorporation of Certain Documents by
                           Information by Reference.                   Reference

Item 13.                   Disclosure of Commission Position            Not Applicable
                           on Indemnification for Securities
                           Act Liabilities.

                                   PROSPECTUS

                                 CITIZENS, INC.
                       Class A Common Stock, No Par Value
                                6,099,657 Shares

                              --------------------

         This Prospectus relates to the offering of 6,099,657 shares (the Shares") of Class A Common Stock, no par value (the "Class A Common Stock"), of Citizens, Inc. (the "Company") by various selling shareholders (the "Selling Shareholders"). See "Selling Shareholders." The Company will bear all expenses incident to the registration and qualification of the Shares under the Securities Act of 1933, as amended (the "Securities Act"), and state securities laws, on behalf of the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Shares offered hereby. The total shares offered hereby equal approximately 35.9% of the outstanding Class A Common Stock. It may be anticipated that the sale of the Shares over a short time period will adversely affect the price of the Class A Common Stock, as well as create an adverse "market overhang" effect on the price of the Class A Common Stock.

                              --------------------


         The Class A Common Stock is traded on the American Stock Exchange under the symbol CIA. On September 21, 1995, the last reported sale price of the Class A Common Stock on the American Stock Exchange was $8.75.


         The Company's Class B Common Stock, no par value (the "Class B Common Stock") is privately held by one holder of record and is not publicly traded. The Class A Common Stock and the Class B Common Stock are identical in all respects except that (a) the holders of Class A Common Stock have the right to elect one less than a majority of the total directors of the Company, whereas the holders of Class B Common Stock, voting separately, have the right to elect a simple majority of the directors, and (b) cash dividends paid on each share of Class A Common Stock shall be twice the amount paid on each share of Class B Common Stock.

         The Selling Shareholders will offer the Class A Common Stock offered hereby to purchasers from time to time through a broker at the prevailing price of the Class A Common Stock on the American Stock Exchange. Any commissions or fees associated with such sales shall be borne by the Selling Shareholders. See "Plan of Distribution."

                                ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

SEE "RISK FACTORS" FOR A DESCRIPTION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY INVESTORS.

                                ----------------

               The date of this Prospectus is ____________, 1995.

                                TABLE OF CONTENTS

                                                             Page
                                                             ----

AVAILABLE INFORMATION .........................                3

INCORPORATION OF CERTAIN DOCUMENTS
  BY REFERENCE ................................                3

THE COMPANY ...................................                4

RISK FACTORS ..................................                5

USE OF PROCEEDS ...............................               11

SELLING SHAREHOLDERS ..........................               11

PLAN OF DISTRIBUTION ..........................               13

EXPERTS .......................................               13

                             AVAILABLE INFORMATION


         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information concerning the Company may be inspected and copies may be obtained at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., as well as the following regional offices: 7 World Trade Center, 13th Floor, New York, New York and 500 West Madison Street, Suite 1400, Chicago, Illinois. The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the securities offered pursuant to this Prospectus. For further information, reference is made to the Registration Statement and the exhibits thereto, which are available for inspection at no fee at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. Copies of the foregoing material can also be obtained at prescribed rates from the Public Reference Section of the Commission. The Company's Class A Common Stock is also listed on the American Stock Exchange (the "Amex"), and in accordance therewith, the Company files periodic reports, proxy statements and other information with the Amex. Such reports and other information concerning the Company can be inspected at American Stock Exchange, 86 Trinity Place, New York, New York 10006- 1881.

         The Company furnishes to its stockholders annual reports containing financial statements audited by its independent public accountants and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference:

         1. The Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1994.

         2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, as amended, and for the quarter ended June 30, 1995, as amended.


         The following documents, which have been filed by American Liberty Financial Corporation with the Commission, are incorporated into this Registration Statement and are deemed to be a part hereof (see discussion under "Pending Acquisitions" in "Risk Factors"):



         1. ALFC's Annual Report on Form 10-KSB, as amended, for the year ended December 31, 1994.



         2. ALFC's Quarterly Reports on Form 10-QSB, for the quarter ended March 31, 1995, as amended, and for the quarter ended June 30, 1995, as amended.


         In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereafter referred to as "Incorporated Documents").

         Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, including any beneficial owner, on the written or oral request of any such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests shall be directed to Citizens, Inc., 400 East Anderson Lane, Austin, Texas 78752, Mark
A. Oliver, Vice President and Chief Financial Officer (telephone number (512) 837-7100). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.

                                  THE COMPANY

         Citizens, Inc. ("Citizens") was incorporated in 1977 as Continental Investors Life, Inc. in the State of Colorado. Citizens is the parent holding company that directly or indirectly owns 100 percent of Citizens Insurance Company of America ("CICA"), Computing Technology, Inc., formerly Continental Leasing Corporation, Industrial Benefits, Inc. and Insurance Investors, Inc. Collectively, Citizens and its subsidiaries are referred to herein as the "Company."

         Citizens' principal business, through CICA, is selling selected lines of individual life insurance. CICA markets its life insurance products primarily in Third World countries. At December 31, 1994, CICA had approximately $2.1 billion of life insurance in force. The Company's principal executive offices are located at 400 East Anderson Lane, Austin, Texas 78752. Its telephone number is (512) 837-7100.

         The transactions which give rise to the securities offered hereby are described in "Transactions with Affiliates" (under "Risk Factors"), and in "Selling Shareholders." Of the total shares offered hereby, 5,999,647 were acquired in a private transaction with an affiliated party under which assets were purchased for, among other things, Class A Common Stock. The other 100,000 shares which may be offered hereby are with respect to an option granted to an unaffiliated third party.

                                  RISK FACTORS


         The following risk factors, in addition to those discussed elsewhere in this Prospectus, should be considered carefully in evaluating the Company and its business.

         SIGNIFICANT MARKET OVERHANG. This Prospectus relates to the offering of 6,099,657 shares (the "Shares") of Class A Common Stock, no par value (the "Class A Common Stock"), of Citizens, Inc. (the "Company") by various selling shareholders (the "Selling Shareholders"), including Harold E. Riley, Chairman of the Board of Citizens. See "Selling Shareholders." The Company will bear all expenses incident to the registration and qualification of the Shares under the Securities Act of 1933, as amended (the "Securities Act"), and state securities laws, on behalf of the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Shares offered hereby. The total Shares offered hereby equal approximately 35.9% of the outstanding Class A Common Stock before the issuance of shares pursuant to the "Pending Acquisitions" and the "Proposed Offering of 3,500,000 Shares" as described below among these risk factors. It may be assumed that sales of the shares offered hereby in the public market could have a depressive effect on the price of the Citizens Class A Common Stock. Further, the prospect, event without the actual sales, of such significant numbers of shares being offered in the public market place may have a depressive effect on the price of the Class A Common Stock.

         RECENT SALE OF SHARES AND EFFECT THEREOF. On October 27, 1994, Citizens completed an offering of 916,375 shares of its Class A Common Stock under an exemption from registration under the Securities Act of 1933. The offering was made under Regulation S, which provides that shares which are offered outside of the United States to non-United States persons, pursuant to certain specific guidelines may be resold in the United States by persons who are not an issuer, underwriter or dealer following the expiration of a 40-day period after the close of the offering period. The offering price per share was $7.00. The closing market price of the Class A Common shares on the date the offering commenced (May 2, 1994) was $7.75 per share (as reported on the American Stock Exchange). Gross proceeds raised were $6,414,625 and net proceeds were approximately $5,400,000. On December 21, 1994, the Company contributed $5,200,000 to Citizens Insurance Company of America, its wholly-owned subsidiary. The subsequent resale of the Citizens Class A shares sold in this offering into the public market could adversely affect the price of the Class A Common Stock and it may be assumed that overseas investors would have more of an incentive to sell their Class A Common shares because the price they paid for such stock was $7.00 per share.

         PROPOSED OFFERING OF 3,500,000 SHARES OF CITIZENS CLASS A COMMON STOCK OUTSIDE THE UNITED STATES AND EFFECT THEREOF. In May 1995, Citizens began an offering of up to 3,500,000 shares of Class A Common Stock outside the United States pursuant to a safe harbor rule relating to an exemption from registration under the Securities Act of 1933. Citizens has restricted the transfer of such shares for a period of three years following the initial purchase, and a legend to such effect has been placed on each certificate for such shares. The initial offering price is $7.50 per share, which is a discount to the current market price of the Citizens Class A Common Stock as quoted on the American Stock Exchange.

         Management is unable to determine how successful the offering will be. In the event all 3,500,000 shares are sold, the Company would realize gross proceeds that management estimates would be in the range of $25 to $30 million, based upon the current trading price of Citizens Class A Common Stock. In addition, it is planned that additional Class A Common Stock of up to approximately 2.3 million shares will be issued in conjunction with the acquisition of American Liberty Financial Corporation ("ALFC"), an insurance holding company. Assuming the ALFC acquisition is consummated, the issuance of the shares in that transaction as well as the shares in the Regulation S offering would have the effect of increasing the aggregate number of Class A common shares outstanding by approximately 34%.

         Subsequent resale of these shares in the United States could have a depressive effect upon the price of the Class A Common shares, and it may be assumed that overseas investors would have more of an incentive to sell their Class A Common shares because the price they paid for such stock will probably be lower than the trading price of the Class A Common Stock.


         ACQUISITIONS. On December 9, 1994, Citizens announced that it had signed definitive written agreement for the acquisition of ALFC, a Baton Rouge, Louisiana based life insurance holding company. The ALFC agreement provides that following the acquisition by Citizens, ALFC shareholders will receive 1.10 shares of Class A Common Stock for each share of ALFC Common Stock owned and
2.926 shares of Class A Common Stock for each share of ALFC Preferred Stock owned. Citizens expects to issue approximately 2.3 million Class A shares in connection with the transaction, which will be accounted for as a purchase. The companies will continue to operate in their respective locations under a combined management team with consolidation of computer data processing on Citizens system. The agreement was approved by ALFC's shareholders at a meeting on September 14, 1995. The transaction was closed and consummated that same day.


         Additionally, on November 28, 1994, Citizens signed a definitive written agreement for the acquisition of Insurance Investors & Holding Co. ("Investors"), a Peoria, Illinois based insurance holding company. In the transaction, for each eight shares of Investors Class A or Class B Common Stock, Investors' shareholders will receive one share of Citizens Class A Common Stock. The agreement also includes a statutory plan of exchange with Investors' 93%-owned insurance subsidiary, Central Investors Life Insurance Company of Illinois ("Central"). In the plan of exchange, Central shareholders other than Investors will receive one Citizens Class A Common share for each four shares of Central Common Stock. This agreement provides for the issuance of up to approximately 171,000 Citizens Class A Common shares. Citizens has not yet filed a registration statement, nor has a date been set for the special meetings of the Investors and Central shareholders to approve the transactions.


         Although the acquisitions of ALFC and Investors are material to Citizens, there can be no assurances as to what the ultimate impacts of the acquisitions will be, nor can there be assurances that the Investors transaction will be consummated.


         DEPENDENCE ON CITIZENS' CHAIRMAN. Citizens relies heavily on the active participation of its Chairman of the Board, Harold E. Riley. The loss of his services would likely create a significant adverse effect on Citizens. Citizens does not have an employment agreement with Mr. Riley, but does have "key man" life insurance on Mr. Riley totaling $1.25 million of which Citizens is the beneficiary. Citizens has no disability insurance on Mr. Riley.

         CONTROL. The shares of outstanding Class B Common Stock of Citizens, 100% of which is owned indirectly (through the Harold E. Riley Trust) by Harold
E. Riley, Chairman of the Board of Citizens, have the right to elect a simple majority of the Board of Directors of Citizens. This right may make it more difficult and time consuming for a third party to acquire control of Citizens or to change the Board of Directors of Citizens. Additionally, Mr. Riley is the largest Class A shareholder. As a practical matter, Mr. Riley has veto power over significant corporate transactions.

         CONCENTRATION OF BUSINESS FROM PERSONS RESIDING IN THIRD WORLD COUNTRIES. For the years ended December 31, 1994 and 1993, approximately 91.8% and 92.5%, respectively, of Citizens' total insurance premium revenue was derived from policies issued on the lives of Latin Americans. The policies issued to such persons are ordinary, whole-life policies with an average face amount of $60,000 and are marketed by independent marketing firms primarily to heads of households which are in the top 3% to 5% income bracket of such countries. Virtually all of the new business of Citizens' present life insurance subsidiary comes from Latin America as well. There is a risk of loss of a significant portion of sales to Latin Americans should adverse events occur in the countries from which Citizens receives applications. To minimize inherent risk, Citizens is not licensed in any foreign country, maintains no assets or employees in foreign countries, accepts only applications and premiums remitted directly to its main office in United States currency drawn on U.S. banks, and includes various limitations to coverage which are designed to minimize exposure to loss caused by social, economic and political conditions. Citizens is not aware of any adverse trends in these countries which would have a material adverse impact on the Company's business. Furthermore, management believes that political or economic instability in these countries would likely have a favorable impact on the Company's business since such instability would generally strengthen the demand for U.S. dollar-denominated policies.

         INABILITY TO ELECT DIRECTORS. The Class A Common Stock of Citizens being offered hereby represents a minority interest in Citizens. As cumulative voting of shares is not permitted by the Articles of Incorporation of Citizens, the minority shareholders of Citizens cannot through their votes alone elect any of Citizens' directors or otherwise control Citizens. Also, the Class B Common Stock of Citizens elects a simple majority of the Citizens' Board. Therefore, as a practical matter, control of Citizens lies outside the Class A shareholders.

         NO DIVIDENDS. To date, Citizens has not paid cash dividends and its current policy is to retain earnings for use in the operations and expansion of its business. Hence, it is highly unlikely that cash dividends will be paid in the near future. Also, the Class A Common Stock of Citizens has a right to twice the cash dividends of the Class B shares. Because the Class B shareholders control Citizens, there is little economic incentive for the Class B shareholders to decide that cash dividends should be paid when they will receive only one-half of the per share cash dividends of the Class A Common shares, except that the beneficiaries and trustee of the Harold E. Riley Trust, which holds the Class B Common shares, are presently, before sale of the shares pursuant to this Prospectus, also the largest holders of Class A Common shares of Citizens.

         PERSISTENCY. Persistency is the extent to which policies sold remain in force. Policy lapses over those actuarially anticipated could have an adverse effect on the financial performance of Citizens. Policy sales costs are deferred and recognized over the life of a policy. Excess policy lapses, however, cause the immediate expensing or amortizing of deferred policy sales costs. As long as Citizens maintains its lapse and surrender rate within its pricing assumptions for its insurance policies, Citizens believes that its present lapse and surrender rate should not have a material adverse effect on its financial results. For the years ended December 31, 1994, 1993 and 1992, the Company's lapse ratio on ordinary business was 5.1%, 6.7% and 6.5%, respectively. In addition, most of Citizens' ordinary whole life policies are sold to residents of Latin American countries. Most of the policyholders have elected, through independent third party trustees, to have their cash dividends be used to accumulate ownership of the Citizens Class A Common Stock in the open market. Management believes that this arrangement serves to keep persistency high by industry standards, as demonstrated by a comparison of Citizens' persistency rates against a commonly-used scale of persistency in the industry.

         COMPETITION. The life insurance business is highly competitive and consists of a number of companies, many of which have greater financial resources, longer business histories, and more diversified lines of insurance coverage than Citizens. Such companies also generally have larger sales forces. Citizens also faces competition from companies located within foreign countries that conduct marketing in person and have direct mail sales campaigns. Citizens may be at a competitive disadvantage in competing with these entities although management believes the products of Citizens purchased by its policyholders are competitive in the marketplace. Competition in the market in which Citizens competes is from three sources. First, Citizens competes with companies which are formed and operated within a particular country. These types of companies are subject to risks of currency fluctuations and generally use mortality tables which are based on the experience of the local population as a whole. As a result, their prospects of providing an economic return to policyholders are more uncertain than for U.S. dollar-based policies, and their statistical cost of insurance is much higher than that of Citizens because they use mortality tables that are based on significantly shorter life spans than those that Citizens uses. The second source of competition is from companies which are not formed within a given country but are using local currencies. Again, the use of local-based currencies entails greater risks of uncertainty due to fluctuations of local currencies and perceived instability and weakness of local currencies. Management has observed that these first two types of companies tend to sell universal life and annuities versus whole life, which is the predominant type of life insurance sold by Citizens. Citizens sells primarily whole life policies. Finally, Citizens faces competition from companies which operate in the same mode as Citizens. Management believes that Citizens' competitive advantages include a history of performance, its sales force and its product, which has consistently paid a cash dividend on the policies issued.

         REGULATION. Insurance companies are subject to comprehensive regulation in the jurisdictions in which they do business under statutes and regulations administered by state insurance commissioners. Such regulation relates to, among other things, prior approval of the acquisition of a controlling interest in an insurance company; standards of solvency which must be met and maintained; licensing of insurers and their agents; nature of and limitations on investments; deposits of securities for the benefit of policyholders; approval of policy forms and premium rates; triennial examinations of insurance companies; annual and other reports required to be filed on the financial condition of insurers or for other purposes; and requirements regarding reserves for unearned premiums, losses and other matters. Citizens is subject to this type of regulation in any state in which it is licensed to do business. Such regulation could involve additional costs and restrict operations.

         The Company is currently subject to regulation in Colorado under the Colorado Insurance Holding Company Act. Intercorporate transfers of assets and dividend payments from Citizens' life insurance subsidiaries are subject to prior notice and approval if they are deemed "extraordinary" under these statutes. Citizens is required under Colorado insurance laws to file detailed annual reports with the Colorado Division of Insurance and all of the states in which it is licensed. The business and accounts of life insurance subsidiaries of Citize are subject to examination by the Colorado Division of Insurance. The most recent triennial examination of Citizens' life insurance subsidiary was for the year ended December 31, 1991.

         The Company is currently not subject to regulation in the various countries in which its independent agents sell insurance policies, because it provides persons insurance that is not available in the country in which such persons reside and does not conduct business in such countries. However, there can be no assurance that such lack of regulation will continue. Management is not able to predict the effect of any such regulation of the business of the Company.

         TRANSACTIONS WITH AFFILIATES. In the past, Citizens has completed a number of substantial transactions with its affiliates. The largest such transaction occurred on April 25, 1991 when the Board of Directors of Citizens, with Harold Riley and Rick Riley abstaining, approved an Asset Transfer Agreement ("Agreement") whereby Citizens acquired all of the assets and liabilities of HERMAR Corporation ("HERMAR"), a corporation 100% owned by Harold
E. Riley and members of his family, in exchange for Citizens Class A and Class B Common Stock. Under the terms of the Agreement, HERMAR transferred to Citizens all of its assets, principally commercial real estate and Citizens Class A and B Common Stock, in exchange for 665,162 shares of newly issued Citizens Class A Common Stock plus the exchange of 7,047,474 Class A and 621,049 Class B Common shares. The consideration was based on the market value of the net assets transferred compared to the mean of the bid and ask price of Citizens Class A Common Stock for the period from April 1, 1991 to April 19, 1991. The transaction was consummated in July 1991 with an effective date of April 1, 1991. See Notes 9 and 11 of "Notes to Consolidated Financial Statements" for the year ended December 31, 1992 and Note 11 of "Notes to Consolidated Financial Statements" for the year ended December 31, 1993. Management does not believe that the frequency or magnitude of these transactions will occur in the future, although as a practical matter, Citizens and its affiliates are not restricted from entering into additional business relationships in the future. The transactions entered into with affiliates have been, in the opinion of management, on terms as favorable to the Company as were obtainable from unaffiliated third parties. The Company requires that all officers and directors disclose conflicts of interest to the Board of Directors. Additionally, all material contracts that involve affiliates are approved by the Board of Directors, and in such approval, affiliates have abstained from participation in the voting process.

         UNINSURED CASH BALANCES. Citizens maintains average cash balances in two primary depositories that are significantly in excess of Federal Deposit Insurance Corporation coverage. The two depositories are Texas Commerce Bank, Austin, Texas and Frost National Bank, Austin, Texas. If these depositories were to cease business, Citizens would likely lose a substantial amount of its cash. At December 31, 1994, the Company had approximately $1.69 million in Texas Commerce Bank and approximately $1.27 million in Frost National Bank. However, management monitors the solvency of these depositories and does not believe a material risk of loss exists since both institutions are currently above the federally mandated levels of capital and liquidity. Management utilizes short-term U.S. Treasury securities as well as top-rated commercial paper issues as vehicles for managing temporary excess cash balances, and expects to continue the practice during 1995.

         ECONOMIC STATE OF THE INSURANCE INDUSTRY. The United States life insurance industry as a whole has, during the past several years, suffered substantial losses on investments, which has reduced the financial stability of several insurance companies. Management believes that the main causes of industry losses have been excessive investment in high yield bonds and real estate. The life insurance subsidiary of Citizens has minimal holdings in high yield bonds, and its real estate holdings are primarily limited to relatively small, seasoned first mortgages on homes. Although the mortgage loans do create credit risk, management believes the risk exposure to such loss is relatively minor, since the average size of each mortgage is $28,000. Management believes that these factors leave Citizens with a small investment loss risk compared to that to which the industry as a whole is exposed. However, Citizens and every insurance company are subject to the effects of fluctuating interest rates and investment spread risks.

         INTEREST RATE VOLATILITY; INVESTMENT SPREAD RISKS. Profitability in the insurance industry is affected by fluctuations in interest rates. Of prime importance in achieving profitability is an insurance company's ability to invest premiums at a higher interest rate than the interest rate credited to existing policies. Rapid decreases or increases in interest rates may affect an insurance company's ability to maintain a positive spread between the yield on invested assets and the assumed interest rate credited to policy reserves. Rapid interest rate changes could cause increased lapses of policies in force, although management believes the effect of such rate changes would be minimal since the Company does not issue interest sensitive or Universal Life insurance policies and has only a small block of annuity business.

                                USE OF PROCEEDS

         Since this Prospectus relates to the offering of Shares by the Selling Shareholders, the Company will not receive any of the proceeds from the sale of the Shares offered hereby.

                              SELLING SHAREHOLDERS

         The following table sets forth (a) the name, address and the nature of any position, office or other material relationship with the Company and its affiliates within the past three years of each Selling Shareholder and (b) the number of shares owned by the Selling Shareholder, the number of shares being offered for sale by the Selling Shareholder and the number of shares to be owned by the Selling Shareholder after the offering of the shares, assuming the sale of all shares offered by the Selling Shareholder.

                                                                                        Beneficial
                                     Beneficial                                       Ownership After
                                  Ownership Before                                       Offering
                                      Offering                      Number of      (If all shares sold)
            Name               (Number)          (%)              Shares Offered      (Number)   (%)
- -------------------------------------------------------------------------------------------------------
Harold E. Riley                5,543,662(a)      32.6               5,288,175           -0-      --
- -------------------------------------------------------------------------------------------------------
Dottie S. Riley                255,487(b)        1.5                 255,487            -0-      --
- -------------------------------------------------------------------------------------------------------
Rick D. Riley                  337,712(c)(d)     2.00                264,484            -0-      --
- -------------------------------------------------------------------------------------------------------
Rick D. Riley &
Leeann W. Riley,
Joint Tenants                  9,700(c)(d)       (e)                  9,700             -0-      --
- -------------------------------------------------------------------------------------------------------
Rick D. Riley,
Custodian for
Austyn C. Riley,
UGMA TX                        21,176(c)(d)      (e)                  21,176            -0-      --
- -------------------------------------------------------------------------------------------------------
Rick D. Riley,
Custodian for
Allyson N. Riley,
UGMA TX                        21,176(c)(d)      (e)                  21,176            -0-      --
- -------------------------------------------------------------------------------------------------------
Rick D. Riley,
Custodian for Alyca
Riley, UGMA TX                 21,176(c)(d)      (e)                  21,176            -0-      --
- -------------------------------------------------------------------------------------------------------
Stephen Booke
and Jerry Amato                100,000(f)        (e)                 100,000            -0-      --
- -------------------------------------------------------------------------------------------------------
Randall H. Riley               102,894(d)(g)     (e)                 101,694            -0-      --
- -------------------------------------------------------------------------------------------------------
Monique Riley                  1,200(h)          (e)                  1,200             -0-      --
- -------------------------------------------------------------------------------------------------------
Dr. Ralph Smith                15,389(d)(i)      (e)                  9,285             -0-      --
- -------------------------------------------------------------------------------------------------------
Bess Smith                     6,104(j)          (e)                  6,104             -0-      --
- -------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------
TOTAL OFFERED                                                       6,099,657

(a) Chairman of the Board of the Company. Owns 5,288,175 shares directly and 255,487 shares indirectly through his spouse, Dottie S. Riley.
(b)      Spouse of Harold E. Riley.

(c) Son of Harold E. Riley. President of the Company. Owns 264,484 shares directly, 9,700 shares in joint tenancy with spouse, and 63,528 shares indirectly as trustee for his three minor children.
(d)      Director of the Company.
(e)      Less than one percent (1%).
(f) Represents shares underlying an Option Agreement between Booke and the Company whereby Booke and Amato may purchase up to 100,000 shares at $2.50 per share through February 8, 1997.
(g) Son of Harold E. Riley. Vice Chairman and Chief Executive Officer of the Company. Owns 101,694 shares directly, 1,200 shares indirectly through his spouse, Monique Riley.
(h)      Spouse of Randall H. Riley.
(i) Owns 9,285 shares directly and 6,104 shares indirectly through his spouse, Bess Smith.
(j)      Spouse of Dr. Ralph Smith.


                              PLAN OF DISTRIBUTION

         The Shares offered hereby on behalf of the Selling Shareholders are to be sold from time to time by means of (i) ordinary brokers' transactions, (ii) block transactions in accordance with the rules of American Stock Exchange, or
(iii) a combination of any such methods of sale in each case at market prices. In connection therewith, distributors' or sellers' commissions may be paid or allowed which will not exceed those customary in the types of transactions involved. Commissions may also be received from purchasers for whom brokers or dealers act as agents.

                                   EXPERTS

         The consolidated financial statements and schedules of the Company as of December 31,1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.


        The consolidated financial statements of American Liberty Financial Corporation and Subsidiaries as of December 31, 1994 and 1993 and for each of the years in the two-year period ended December 31, 1994, incorporated herein by reference from American Liberty Financial Corporation's Annual Report on Form 10-KSB-A, Amendment No. 2, have been audited by Amend, Smith & Co., P.C., independent certified public accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         All expenses in connection with the registration of the securities will be paid by the Company. Such expenses are estimated as follows:

         Registration fee                      $ 21,656
         Legal fees and expenses*                14,000
                                               --------
         Accounting fees and expenses*              500
         Printing fees*                              --
         Blue sky qualification fees                500
         Miscellaneous*                              --
                                               --------
                  TOTAL                        $ 36,656

- -------------
* Estimated.

Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Colorado Business Corporation Act, Article 109, authorizes a corporation's board of directors or majority of shareholders to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the "Act").

         Sections 9.05 through 9.12 of the Bylaws of the Company provide as follows:

                  Section 9.05. Indemnification. For purposes of Article IX, a "Proper Person" means any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any foreign or domestic profit or nonprofit corporation or of any partnership, joint venture, trust, profit or nonprofit unincorporated association, limited liability company, or other enterprise or employee benefit plan. The Corporation shall indemnify any Proper Person against reasonably incurred expenses (including attorneys' fees), judgments, penalties, fines (including any excise tax assessed with respect to an employee benefit plan) and amounts paid in settlement reasonably incurred by him in connection with such action, suit or proceeding if it is determined by the groups set forth in Section 9.08 of this Article that he conducted himself in good faith and that he reasonably believed (i) in the case of conduct in his official capacity with the Corporation, that his conduct was in the Corporation's best interests, or (ii) in all other cases (except criminal cases), that his conduct was at least not opposed to the Corporation's best interests, or (iii) in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful. A Proper Person will be deemed to be acting in his official capacity while acting as a director, officer, employee or agent on behalf of this Corporation and not while acting on the Corporation's behalf for some other entity.

                  No indemnification shall be made under this Article IX to a Proper Person with respect to any claim, issue or matter in connection with a proceeding by or in the right of the Corporation in which the Proper Person was adjudged liable to the Corporation or in connection with any proceeding charging that the Proper Person derived an improper personal benefit, whether or not involving action in an official capacity, in which he was adjudged liable on the basis that he derived an improper personal benefit. Further, indemnification under this
         Section in connection with a proceeding brought by or in the right of the Corporation shall be limited to reasonable expenses, including attorneys' fees, incurred in connection with the proceeding.

                  Section 9.06. Right to Indemnification. The Corporation shall indemnify any Proper Person who was wholly successful, on the merits or otherwise, in defense of any action, suit, or proceeding as to which he was entitled to indemnification under Section 9.05 of this Article IX against expenses (including attorneys' fees) reasonably incurred by him in connection with the proceeding without the necessity of any action by the Corporation other than the determination in good faith that the defense has been wholly successful.

                  Section 9.07. Effect of Termination of Action. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person seeking indemnification did not meet the standards of conduct described in
         Section 9.05 of this Article IX. Entry of a judgment by consent as part of a settlement shall not be deemed an adjudication of liability, as described in Section 9.06 of this Article IX.

                  Section 9.08. Groups Authorized to Make Indemnification Determination. Except where there is a right to indemnification as set forth in Sections 9.05 or 9.06 of this Article or where indemnification is ordered by a court in Section 9.09, any indemnification shall be made by the Corporation only as authorized in the specific case upon a determination by a proper group that indemnification of the Proper Person is permissible under the circumstances because he has met the applicable standards of conduct set forth in Section 9.05 of this Article. This determination shall be made by the board of directors by a majority vote of those present at a meeting at which a quorum is present, which quorum shall consist of directors not parties to the proceeding ("Quorum"). If a Quorum cannot be obtained, the determination shall be made by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding, except that directors who are parties to the proceeding may participate in the designation of directors for the committee. If a Quorum of the board of directors cannot be obtained and the committee cannot be established, or even if a Quorum is obtained or the committee is designated and a majority of the directors constituting such Quorum or committee so directs, the determination shall be made by (i) independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in this Section 9.08 or, if a Quorum of the full board of directors cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board (including directors who are parties to the action) or (ii) a vote of the shareholders.

                  Section 9.09. Court-Ordered Indemnification. Any Proper Person may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction for mandatory indemnification under Section 9.06 of this Article, including indemnification for reasonable expenses incurred to obtain court-ordered indemnification. If the court determines that such Proper Person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standards of conduct set forth in Section 9.05 of this Article or was adjudged liable in the proceeding, the court may order such indemnification as the court deems proper except that if the Proper Person has been adjudged liable, indemnification shall be limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

                  Section 9.10. Advance of Expenses. Reasonable expenses (including attorneys' fees) incurred in defending an action, suit or proceeding as described in Section 9.05 may be paid by the Corporation to any Proper Person in advance of the final disposition of such action, suit or proceeding upon receipt of (i) a written affirmation of such Proper Person's good faith belief that he has met the standards of conduct prescribed by Section 9.05 of this Article IX, (ii) a written undertaking, executed personally or on the Proper Person's behalf, to repay such advances if it is ultimately determined that he did not meet the prescribed standards of conduct (the undertaking shall be an unlimited general obligation of the Proper Person but need not be secured and may be accepted without reference to financial ability to make repayment), and (iii) a determination is made by the proper group (as described in Section 9.08 of this Article IX) that the facts as then known to the group would not preclude indemnification. Determination and authorization of payments shall be made in the same manner specified in Section 9.08 of this Article IX.

                  Section 9.11. Witness Expenses. The sections of this Article IX do not limit the Corporation's authority to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he has not been made a named defendant or respondent in the proceeding.

                  Section 9.12. Report to Shareholders. Any indemnification of or advance of expenses to a director in accordance with this Article IX, if arising out of a proceeding by or on behalf of the Corporation, shall be reported in writing to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

ITEM 16.      EXHIBITS
- -------       --------
(1)      Underwriting Agreement                                            Not applicable

(2)      Plan of acquisition, reorganization, arrangement, liquidation or
         succession                                                        Not applicable

(4)      Instruments defining the rights of security holders, including
         indentures                                                        Not applicable

(5)      Opinion re: legality                                              Filed with Amendment No. 1
                                                                           on or about July 12, 1994

(8)      Opinion re: tax matters                                           Not applicable

(12)     Statements re: computation of ratios                              Not applicable

(15)     Letter re: unaudited interim financial information                Not applicable

(23)     (a) Consent of experts - KPMG Peat Marwick LLP                    Filed herewith


         (b) Consent of counsel - Jones & Keller, P.C.                     Filed herewith

         (c) Consent of experts - Amend, Smith & Co., P.C.                 Filed herewith

(24)     Power of attorney                                                 Filed herewith
                                                                    (see signature pages)

(25)     Statement of eligibility of trustee                               Not applicable

(26)     Invitations for competitive bids                                  Not applicable

(27)     Financial Data Schedules                                          Not applicable

(28)     Information from reports furnished to state insurance
         regulatory authorities                                            Not applicable


ITEM 17. UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (d) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused Amendment No. 6 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on September 22, 1995.


                                 CITIZENS, INC.

                          By:/s/Mark A. Oliver
                             ---------------------------------------------------
                             Mark A. Oliver, Executive Vice President,

                             Secretary/Treasurer and Chief Financial Officer


         KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers or directors of the Registrant, by virtue of their signatures to this registration statement appearing below, hereby constitute and appoint Harold E. Riley and Mark A. Oliver, attorneys-in-fact in their names, place, and stead to execute any and all amendments to this registration statement in the capacities set forth opposite their names and hereby ratify all that said attorneys-in-fact may do by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



Signatures                          Title                          Date
- ----------                          -----                          ----
/s/Mark A. Oliver          Chairman of the Board              September 22, 1995
- --------------------
Harold E. Riley
by Mark A. Oliver,
Attorney in Fact

/s/Mark A. Oliver          Vice Chairman, Chief Executive     September 22, 1995
- --------------------
Randall H. Riley           Officer and Director
by Mark A. Oliver,
Attorney in Fact

/s/Mark A. Oliver          Vice Chairman, Chief Actuary,      September 22, 1995
- --------------------
T. Roby Dollar             Assistant Secretary and Director
by Mark A. Oliver,
Attorney in Fact

/s/Mark A. Oliver          President, Chief Administrative    September 22, 1995
- --------------------
Rick D. Riley              Officer and Director
by Mark A. Oliver,
Attorney in Fact


Signatures                          Title                           Date
- ----------                          -----                           ----
/s/Mark A. Oliver          Executive Vice President,          September 22, 1995
- --------------------
Mark A. Oliver             Secretary/Treasurer and Chief
                           Financial Officer

                           Vice President and Controller
- --------------------
Stephen Curtis

                           Director
- --------------------
Flay F. Baugh

/s/Mark A. Oliver          Director                           September 22, 1995
- --------------------
Joe R. Reneau, M.D.
by Mark A. Oliver,
Attorney in Fact

/s/Mark A. Oliver          Director                           September 22, 1995
- --------------------
Steven F. Shelton
by Mark A. Oliver,
Attorney in Fact

/s/Mark A. Oliver          Director                           September 22, 1995
- --------------------
Ralph M. Smith. Th.D.
by Mark A. Oliver,
Attorney in Fact

/s/Mark A. Oliver          Director                           September 22, 1995
- --------------------
Timothy T. Timmerman
by Mark A. Oliver,
Attorney in Fact

                                INDEX TO EXHIBITS

Exhibit
Number            Description                            Page
- ------            -----------                            ----

23(a)             Consent of KPMG Peat Marwick LLP

23(b)             Consent of Jones & Keller, P.C.

23(c)             Consent of Amend, Smith & Co., P.C.

24                Power of Attorney                      (see signature
                                                         page)